3 April, 2009

CADBURY CONCLUDES SALE OF ITS AUSTRALIAN BEVERAGES BUSINESS

Cadbury plc (“Cadbury”) announces today that it has completed the sale of the Schweppes Beverages business in Australia (“Schweppes Australia”) to Asahi Breweries, Ltd for a cash consideration of approximately £550m (AUD1,185m). Net proceeds in 2009* after costs and other charges are expected to be around £475m and will be used to reduce Cadbury’s net debt.

Todd Stitzer, CEO of Cadbury, said: “The successful sale of Schweppes Australia has completed Cadbury’s transformation into a pure-play total confectionery business. Cadbury is now well positioned with a clear strategy to improve performance, a competitively differentiated portfolio of strong brands and attractive markets, and a committed management team with the capabilities and experience to deliver our plan.”

* Additional cash costs totalling around £20m are expected to be incurred as a result of separation activities in 2010 and 2011.

Ends

For further information

Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson
Media Enquiries
Alex Harrison	+44 1895 615011
Finsbury	+44 20 7251 3801
Rollo Head

About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Company in candy.

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